UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.  )*

ZOOM TELEPHONICS, INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

98978K107 (CUSIP Number)

December 31, 2012 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   Rule 13d-1(b)
   Rule 13d-1(c)
 x Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting persons initial filing on this form withrespect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	NAME OF REPORTING PERSONS.

		 Dillon Ray Reed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) n/a
		(b) n/a

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER	452,775


6
SHARED VOTING POWER	0



7
	SOLE DISPOSITIVE POWER
452,775


8	SHARED DISPOSITIVE POWER  0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,775 shares of Common Stock.
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES n/a
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN



Item 1(a).  Name of Issuer: Zoom Telephonics, Inc.
Item 1(b).  Address of Issuers Principal Executive Offices: 207 South
		Street, Boston, Massachusetts 02111

Item 2(a).  Name of Person Filing: Dillon Ray Reed
Item 2(b).  Address of Principal Business Office or, if none,
		Residence:3040 E. Desert Broom Way,  Phoenix, AZ 85048
Item 2(c).  Citizenship: United States
Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e).  CUSIP Number: 98978K107

Item 3. If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  	Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o);N/A
(b) 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);N/A
(c) 	Insurance company as defined in section 3(a)(19)
	of the Act (15 U.S.C. 78c);N/A
(d) 	Investment company registered under section 8 of the Investment
        Company
	Act of 1940 (15 U.S.C. 80a-8);N/A
(e)	An investment adviser in accordance with Sec 240.13d-1(b)
	to 1(b)(1)(ii)(E);N/A
(f) 	An employee benefit plan or endowment fund in accordance with
	Sec. 240.13d-1(b)(1)(ii)(F);N/A
(g) 	A parent holding company or control person in accordance with
	Sec. 240.13d-1(b)(1)(ii)(G);N/A
(h) 	A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813);N/A
(i)  	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act
	of 1940 (15 U.S.C. 80a-3);N/A
(j)  	A non-U.S. institution in accordance with
        Sec. 240.13d-1(b)(1)(ii)(J);N/A
(k) 	Group, in accordance with sec 240.13d-1(b)(1)(ii)(K).
	If filing as a non-U.S. institution in accordance with sec. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.   Ownership
(a) Amount beneficially owned: 452,775.
(b) Percent of class: 6.5% (Based on 6,973,704 shares issued and outstanding as of 12-31-2012)
(c) Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:  452,775
	(ii) Shared power to vote or to direct the vote:  0
	(iii) Sole power to dispose or to direct the disposition of: 452,775
	(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class: N/A
Item 6.   Ownership of More than Five Percent on Behalf of Another Person: N/A
Item 7.  Identification and Classification of the Subsidiary which Acquired the
	 Security being Reported on by the Parent Holding Company or Control Person:N/A
Item 8.  Identification and Classification of Members of a Group:N/A
Item 9.  Notice of Dissolution of Group:N/A
Item 10.  Certification: N/A

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	2-13-2013

/s/ Dillon Ray Reed
Dillon Ray Reed

CUSIP No.     98978K107		SCHEDULE 13G